                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)*


                  MEHL/BIOPHILE INTERNATIONAL CORPORATION
                                (Name of Issuer)


                      Common Stock, $.01 par value per share
                          (Title of Class of Securities)

                                    585179 10 4
                                   (CUSIP Number)

                                Dr. Nardo Zaias
                              Mount Sinai Hospital
                                   4302 Alton Road
                              Miami Beach, Florida 33140
                                  (305) 674-2121
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 4, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which in the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided In a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                       (Continued on following page(s))
                              Page 1 of 5 Pages

CUSIP NO. 585179 10 4                13D                Page   2  of  5  Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dr. Nardo Zaias

______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                           (a) ___
                                                           (b) ___
______________________________________________________________________________
3.  SEC USE ONLY
______________________________________________________________________________
4.  SOURCE OF FUNDS

                     00
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                              ___

______________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
______________________________________________________________________________
                    7.  SOLE VOTING POWER
    NUMBER OF
                    9,000,000 shares
     SHARES         __________________________________________________________
    BENEFICIALLY    8.  SHARED VOTING POWER
      OWNED BY
                        0 shares
        EACH        __________________________________________________________
      REPORTING     9.  SOLE DISPOSITIVE POWER
       PERSON
                        9,000,000 shares
        WITH       ___________________________________________________________
                   10.  SHARED DISPOSITIVE POWER

                        0 shares
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,000,000 shares
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      ___
______________________________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.6%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON

              IN
______________________________________________________________________________

                                                       Page   3  of  5  Pages

                              SCHEDULE 13D



Item 1.  Security and Issuer.

The name and address of the Issuer of the securities is:

MEHL/Biophile International Corporation
4020 Newberrry Road
Gainesville, Florida 32607

The class of equity security is Common Stock, $.01 par value per share.

Item 2.  Identity and Background.

(a)  Name:  Dr. Nardo Zaias

(b)  Residence or Business Address:

Mount Sinai Hospital
4302 Alton Road
Miami Beach, Florida 33140

(c) Dr. Nardo Zaias is a dermatologist maintaining a private medical practice at the Greater Miami Skin & Laser Center in Miami Beach, Florida.

(d) Dr. Zaias has not, during the last five years, been convicted in any criminal proceeding.

(e) Dr. Zaias has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  Dr. Zaias is a citizen of and domiciled in the United
States.

Item 3.  Source and Amount of Funds or Other
Considerations.

The acquisition of the shares of the Issuer, which is being reported in Item 5(c) hereof, was obtained by Dr. Zaias pursuant to the closing on June 4, 1996 of the merger contemplated by the Second Amended and Restated Agreement and Plan of Merger, dated as of June 4, 1996, between the Issuer, Classy Lady by Mehl of Puerto Rico, Inc. ("Classy Lady") and Selvac Acquisition Corp. whereby Classy Lady was merged with and into Selvac Acquisition Corp. in exchange for the issuance of an aggregate of 25,000,000 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

As described in Item 3, Dr. Zaias acquired the shares of the Issuer in connection with the merger of Classy Lady with and into a wholly-owned subsidiary of the issuer. Upon completion of the merger, Dr. Zaias became a Director of the Issuer. Pursuant to the terms of the Merger Agreement, the Board of Directors of the Issuer was expanded to seven persons, five of whom, including Dr. Zaias, were appointed by Thomas L. Mehl, Sr., a

                                                      Page   4  of  5  Pages


principal of Classy Lady, who became Chairman, President and Chief Executive Officer of the Issuer.

(a) Dr. Zaias does not have any plans for the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, but reserves the right to do so.

(b) Dr. Zaias does not have any plans or proposals relating to an extraordinary corporate change, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) Dr. Zaias does not have any plans for a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Dr. Zaias does not have any plans for any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

(e) Dr. Zaias does not have any plans for any material change in the capitalization or dividend policy of the Issuer.

(f) Dr. Zaias does not plan any other material change in the Issuer's business or corporate structure.

(g) Dr. Zaias does not plan any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) Dr. Zaias does not plan to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national association.

(i) Dr. Zaias does not plan to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

(j) Dr. Zaias does not plan any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Dr. Zaias owns an aggregate of 9,000,000 shares of Common Stock of the Issuer constituting approximately 20.6% of the outstanding shares.

(b) Dr. Zaias has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 9,000,000 shares of Common Stock of the Issuer.

(c) On June 4, 1996, Dr. Zaias acquired 9,197,000 shares of the Issuer described herein pursuant to the completion of the merger described in Item 3 above. In connection with a non-recourse promissory note dated July 30, 1996 in the principal amount of $591,000, Dr. Zaias pledged 197,000 shares of the Issuer as security for repayment. Upon a default under said note in January 1997 and the absence of a cure of such default within 30 days thereafter, the holder of the promissory notes elected to fulfill their right to exchange the pledged common stock of the Issuer for full repayment of all amounts of principal and interest due under such note.

(d) No other person is known to Dr. Zaias to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of said 9,000,000 shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Dr. Zaias and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

Second Amended and Restated Agreement and Plan of Merger dated as of June 4, 1996 by and among Selvac Corporation, Selvac Acquisition Corp. and Classy Lady by Mehl of Puerto Rico, Inc.

Filed as Exhibit 2.1 to Current Report on Form 8-K filed on June 19, 1996 and incorporated herein by reference.



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Dr. Nardo Zaias, M.D.
                                                   Dr. Nardo Zaias